Exhibit 99.132

DeFi Technologies’ Subsidiary Valour Inc. Debuts World’s First CORE ETP and Expands World’s First Hedera ETP to Spotlight Stock Market

●	Launch of First ETPs on Spotlight Stock Market: DeFi Technologies’ subsidiary Valour Inc. introduces the world’s first CORE ETP and expands the world’s first Hedera (HBAR) ETP to the Spotlight Stock Market, marking the first ETP offerings on this exchange.

●	Innovative and Diverse Investment Opportunities: The Valour CORE ETP offers exposure to the Core blockchain’s native token with its unique Satoshi Plus consensus mechanism, while the Valour Hedera ETP provides access to Hedera’s energy-efficient HBAR cryptocurrency, both enhancing Valour’s product portfolio.

●	Strengthening Strategic Collaborations: The launch signifies a deepening collaboration with the Core Foundation and follows the successful introduction of the Valour Bitcoin Staking ETP, underscoring Valour’s commitment to providing cutting-edge digital asset investment products.

TORONTO, June 28, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), proudly announces that its subsidiary Valour Inc. (“Valour”), a leading issuer of exchange traded products (“ETPs”) that provide simplified access to digital assets, has launched two new ETPs: the Valour CORE (CORE) ETP and the Valour Hedera (HBAR) ETP, on the Spotlight Stock Market in Sweden. These launches mark the first ETP offerings for Spotlight, as well as a significant milestone in Valour’s mission to provide retail and institutional investors with secure and simple access to leading digital assets.

The Valour CORE (CORE) SEK (ISIN: CH1213604593) offers investors exposure to the native token of the Core blockchain, CORE. Core Chain’s Satoshi Plus consensus mechanism uniquely combines the decentralization and security of Bitcoin’s Delegated Proof of Work (“DPoW”) with the scalability and flexibility of Ethereum’s Delegated Proof of Stake (“DPoS”). This innovative approach ensures a robust and efficient blockchain infrastructure. The Valour CORE (CORE) SEK tracks the price of CORE, providing a seamless and straightforward investment opportunity. This expansion follows the successful launch of the Valour Bitcoin Staking ETP, underscoring Valour’s commitment to offering a broad range of cutting-edge digital asset investment products. Additionally, this launch signifies a deepening collaboration with the Core Foundation.

In addition to the Valour CORE ETP, Valour is also expanding its offering of the world’s first Valour Hedera (HBAR) ETP, initially introduced on Börse Frankfurt (Zertifikate). The Valour Hedera (HBAR) ETP (ISIN: CH1213604585) provides secure and straightforward access to Hedera’s native cryptocurrency, HBAR. Hedera is renowned for its energy-efficient public distributed ledger technology, which utilizes the leaderless, asynchronous Byzantine Fault Tolerance (“aBFT”) hashgraph consensus algorithm. With a market capitalization of approximately US$3.7 billion, HBAR ranks among the top 30 digital assets globally. This ETP aligns with Valour’s broader strategy to expand the availability of digital asset products on traditional exchanges.

“We are thrilled to launch the first ETP offerings on the Spotlight Stock Market with the Valour Core and Hedera ETPs,” said Olivier Roussy Newton, CEO of DeFi Technologies. “This move underscores our commitment to providing investors with innovative and accessible digital asset investment opportunities. The introduction of these ETPs to a new exchange not only broadens our reach but also reinforces our mission to bridge traditional finance with the rapidly evolving world of decentralized finance.”

The Spotlight Stock Market, founded in 1997, is committed to making the listing process easier, safer, and more visible for growth companies. By focusing on accessibility and visibility, Spotlight aims to become the premier marketplace in the Nordic region. The market supports innovative and high-growth companies, providing them with the visibility and security needed to attract investors. This ambition aligns perfectly with Valour’s goals of increasing the availability and simplicity of digital asset investments. The listing of Valour ETPs on the Spotlight Stock Market underscores the significance of this platform in supporting innovative financial products.

“We are excited to launch our new ETP segment with Valour at Spotlight. Valour has proven to be a leading and innovative provider of digital assets, which is why we are extremely happy and proud to welcome Valour to our exchange. The long-term strategy of Spotlight Stock Market is to extend our offer to investors and listed companies, both in terms of international trade and the range of products. Our recent exchange of trade systems, implementing the Nasdaq INET Nordic system, enables us to offer trade in different ETPs, which has been a request from several companies for an extended period,” said Spotlight Stock Market CEO Anders Kumlin.

“We’re pleased to introduce Valour Hedera (HBAR) and Valour CORE to the Nordics,” added Johanna Belitz, Head of Nordics. “Valour CORE (CORE) SEK stands out as the world’s first ETP featuring CORE as its underlying asset, marking a significant milestone in our offerings. This addition not only enhances our product portfolio but also reaffirms our commitment to providing innovative and diverse investment opportunities. Exciting times ahead!”

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About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Toncoin (TON), Internet Computer (ICP), Chainlink (LINK), Core (CORE), Enjin (ENJ), Valour Bitcoin Staking (BTC), Bitcoin Carbon Neutral (BTCN), Hedera (HBAR), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free. For more information on Valour, to subscribe, or to receive updates and financial information, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the Valour Hedera (HBAR) ETP; Hedera HBAR; Valour CORE ETP; listing of ETPs on the Spotlight Stock Market; development of ETPs; future demand for ETP’s; the regulatory environment with respect to the growth and adoption of decentralised finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of ETPs by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Disclaimer: The Hedera logo and Trademark are used to refer to the Hedera network and its native cryptocurrency, HBAR. Hedera is a registered trademark of Hedera Hashgraph, LLC, all rights reserved. Hedera nor any of the Hedera governing council members have participated in the creation of this regulated ETP in Europe.

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For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681

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